UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.   Name and Address of Reporting Person:

                    Four-Fourteen Partners, LLC
                    c/o Thomas J. Tisch
                    667 Madison Avenue
                    New York, NY 10021

2.   Date of Event Requiring Statement (Month/Day/Year)

                  11/24/1998

3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary):



4.   Issuer Name and Ticker or Trading Symbol:

                  Gunther International, Ltd. (SORT)

5.   Relationship of Reporting Persons(s) to Issuer:

                       Director
                       Officer (give title below)
                   X  10% Owner
                       Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)



7.   Individual or Joint/Group Filing (Check Applicable Line)

                   X  Form filed by One Reporting Person
                      Form filed by More than One Reporting Person

             Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security

                  Common  Stock, $.001 par value ("Common Stock")

2.   Amount of Securities Beneficially Owned

                  494,189

3.   Ownership Form:  Direct (D) or Indirect (I)

                  D

4.   Nature of Indirect Beneficial Ownership



     Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security

                  Warrants Issued Oct. 2, 1998 ("Loan Warrants")

2.   Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable

                  Loan Warrants - 1/1/1999

         Expiration Date

                  Loan Warrants - 10/2/2003


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3.   Title and Amount of Securities Underlying Derivative Security

         Title

                  Loan Warrants - Common Stock

         Amount or Number of Shares

                  Loan Warrants - 2,105,688 shares

4.   Conversion or Exercise Price of Derivative Security

                  Loan Warrants - $1.50 per share

5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)

                  Loan Warrants - D

6.   Nature of Indirect Beneficial Ownership



Explanation of Responses:

                  On November 24, 1998, Four-Fourteen Partners, LLC, a Delaware limited liability company ("4-14P"), acquired from Four Partners, a New York general partnership ("FP"), 494,189 shares of Common Stock and Loan Warrants exercisable for 2,105,688 shares of Common Stock. The transfer from FP to 4-14P was made at the fair market value of the shares of Common Stock and the Loan Warrants.

                  The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are brothers and are referred to herein as the "Messrs. Tisch." Thomas J. Tisch has been appointed the Manager of FP.

                  The members of 4-14P are trusts for the benefit of the offspring of the Messrs. Tisch, partnerships the partners of which are such trusts and partnerships the partners of which are such partnerships. The Messrs. Tisch serve as the


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         trustees of such trusts. Thomas J. Tisch has been appointed the Manager of 4-14P.

                  FP is a member of Gunther Partners, LLC, a Delaware limited liability company ("GP"). Beneficial ownership of securities of the issuer by other members of GP and agreements between FP and the other members of GP have been previously reported in Amendment No. 5 to the
         Schedule 13D of FP filed with the Securities and Exchange Commission on October 7, 1998.

                  The filing of this statement is not an admission by 4-14P that 4-14P and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder or that 4-14P is the beneficial owner of any securities owned by any other person.



                                             FOUR-FOURTEEN PARTNERS, LLC


                                             By: /s/ Thomas J. Tisch
                                                --------------------------
                                                     Thomas J. Tisch
                                                     Manager

                                             Date:  December 10, 1998


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